SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Eltek Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Notice and Proxy of Special General Meeting of Shareholders to be held on September 18, 2025.

99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.
(Registrant)

By: /s/Ron Freund
Ron Freund
Chief Financial Officer

Date: August 14, 2025

EXHIBIT INDEX

99.1	Notice and Proxy of Special General Meeting of Shareholders to be held on September 18, 2025.

99.2	Form of Proxy Card